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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Amendment 1)

                   Under the Securities Exchange Act of 1934

                           First Priority Group, Inc.
                                (Name of Issuer)

                     Common Stock,$.015 par value per share
                         (Title of Class of Securities)

                                    335914206
                                    ---------
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 335914206

1.       Name of Reporting Person IRS Identification No.
         Barry J. Spiegel

2.       Check the Appropriate Box if a Member of a Group
         a. / /
         b. / /

3.       SEC Use Only

4.       Citizenship or Place of Organization
         USA

5.       Sole Voting Power:         650,000

6.       Shared Voting Power:       0


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7.       Sole Dispositive Power     650,000

8.       Shared Dispositive Power   0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 650,000

10.      Check if the Aggregate Amount in row (9) Excludes Certain Shares.

11.      Percent of Class Represented by Amount in Row 9:     7.05%

12.      Type of Reporting Person:  IN

Item 1(a)         Name of Issuer:

                  First Priority Group, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  51 East Bethpage Road
                  Plainview, NY. 11803

Item 2(a)         Name of Person Filing:

                  Barry J. Spiegel

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  51 East Bethpage Road
                  Plainview, NY. 11803

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock par value $.015 per share

Item 2(e)         CUSIP Number:

                  335914206

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


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                  (a) [ ] Broker or Dealer registered under Section 15 of the
                  Act

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

                  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

                  (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                  240.13d-1(b)(1)(ii)(F)

                  (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

                  (h) [ ] Group, in accordance with Section
                  240.13d-1(b)(1)(ii)(H)

Item 4(a)         Amount Beneficially Owned

                  As of December 31, 1998

                  650,000 shares. (Includes 50,000 shares subject to stock options exercisable at $.75 per share.)

Item 4(b)         Percent of Class: 7.05%

Item 4(c)         Number of share as to which such person has:

         (i)      sole power to vote or to direct the vote:   650,000
         (ii)     shared power to vote or to direct the vote: 0
         (iii)    sole power to dispose or to direct the disposition of: 650,000
         (iv)     shared power to dispose or to direct the disposition of: 0

Item 5   Ownership of Five Percent or Less of a Class:

         Inapplicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.


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Item 7   Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Inapplicable.

Item 8   Identification and Classification of Members of the Group:

         Inapplicable.

Item 9   Notice of Dissolution of Group:

         Inapplicable.

Item 10  Certification:

         Inapplicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999

By: s/ Barry J. Spiegel
    -------------------
    Barry J. Spiegel